NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Western Copper and Gold Corporation (the "Company") will be held on the 4th Floor at 1166 Alberni Street, Vancouver, British Columbia, on June 27, 2023 at 10:30 A.M. Pacific Time, for the following purposes:

1. to receive the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2022, together with the auditor's report thereon;

2. to elect the directors for the ensuing year;

3. to appoint the auditor for the ensuing year and authorize the directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

May 9, 2023

APPROVED BY THE BOARD OF DIRECTORS

(signed) Ken Williamson

Director and Interim Chairman

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